

10030541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2010
Washington, DC
110

SEC FILE NUMBER
8-33949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: Kinsell, Newcomb & De Dios, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad (City) CA (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Ray Bishop 760-444-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinsell, Newcomb & De Dios, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PAM CINQUE
Commission # 1802747
Notary Public - California
San Diego County
My Comm. Expires Jun 20, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENT
AND SUPPLEMENTAL INFORMATION

KINSELL NEWCOMB, & DE DIOS, INC

MARCH 31, 2010

PKF

PKF
Certified Public Accountants
A Professional Corporation KINSELL, NEWCOMB & DE DIOS, INC.

PKF

Accountants &
business advisers

TABLE OF CONTENTS

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

Report of Independent Auditors'

The Board of Directors and Stockholder
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of Kinsell, Newcomb & De Dios, Inc. (the "Company") as of March 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kinsell, Newcomb & De Dios, Inc. as of March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

PKF

San Diego, California
May 21, 2010

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

KINSELL, NEWCOMB & DE DIOS, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS

Cash and cash equivalents	$ 1,062,392
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $466,556	247,433
Other deposits	18,624
Prepaid expenses	3,821
Total assets	$ 1,332,270

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 50,083
Accounts payable to related parties	214,948
Income taxes payable	168,800
Liabilities subordinated to claims of general creditors	125,000
Total liabilities	558,831
Commitments and contingencies (Note 8)	
Stockholder's equity:	
Common stock, no par value; Authorized shares - 100,000 Outstanding shares - 14,800	370,687
Retained earnings	402,752
Total stockholder's equity	773,439
Total liabilities and stockholder's equity	$ 1,332,270

The accompanying notes are an integral part of the statement of financial condition.

KINSELL, NEWCOMB & DE DIOS, INC.
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2010

NOTE 1 – NATURE OF BUSINESS

Kinsell, Newcomb & De Dios, Inc., (the "Company"), was incorporated in California on March 22, 1985. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"), which became the single official source of authoritative, nongovernmental GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at these banks up to $250,000. At March 31, 2010, the Company had no uninsured cash balance at these institutions. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintains its clearing account at one financial institution located in Texas. The Securities Investors Protection Corporation ("SIPC") insures the account up to $100,000 at this institution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents (continued)

At March 31, 2010, the Company had uninsured cash balances of $753,241 at the financial institution located in Texas. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years, or the life of the lease, if shorter.

Revenue Recognition

The Company records underwriting fee income and related expenses upon closing an offering of securities in which the Company acts as underwriter. Recording of other brokerage fees, gain on sale of call rights and related expenses occur at closing of transactions.

Revenues are reported in accordance with the requirements of ASC 605, *Revenue Recognition-Principal Agent Consideration*. The Company follows ASC 605 in the presentation of call rights revenues and expenses. This guidance requires the Company to assess whether it acts as a principal in the transaction or as an agent acting on behalf of others. In situations where the Company is the principal in the transaction and has the risks and rewards of ownership, the transactions are recorded gross in the statement of operations. If the Company is an agent acting on behalf of others, fees on sale of call rights is recorded net.

Fair Value Measurements

The carrying values reflected in the statement of financial condition at March 31, 2010 reasonably approximate their fair values in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 establishes a framework for measuring the fair value of assets and liabilities and is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.

401(k) Plan

On January 1, 1999, the Company instituted a 401(k) plan (the "Plan") in which employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. An employee may contribute up to the maximum amount allowed by Internal Revenue Service ("IRS") regulations. The Company makes a safe harbor match of 100% of employees' contributions up to 5% of annual salary, subject to limits established annually by the IRS, which vest immediately.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

401(k) Plan (continued)

The Company amended the Plan effective January 1, 2002 to include a Profit Sharing provision, whereby at managements discretion, an allocation is made of a profit sharing contribution among eligible participants where amounts vest 20% per year, with an individual being fully vested after five years. To participate in the profit sharing contribution, an employee must complete one year of service and be actively employed on the last day of the Plan year.

Equity Participation Plan

On June 6, 2002, the Company adopted an Equity Participation Plan (the "Equity Plan") whereby the Company would provide Incentive Compensation Units ("Units") and other incentives to certain employees. Under the Equity Plan, the Company may grant Units up to a 15% aggregate of the issued and outstanding shares of common stock of the Company. Units vest 20% per year and become fully vested after five years. The Plan provides early vesting for five or more years of service. Terminated employees are eligible for disbursement of Units in the participant's account, within the terms of the Equity Plan. The Company made no grants during the year ended March 31, 2010 with a total of 5% previously issued to one employee. The Company anticipates final payment under this grant during the year ended March 31, 2011.

Business Risk

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date. When the Company has claimed tax benefits that may be challenged by a tax authority, the Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

The Company has adopted uncertain tax positions of ASC 740, Income Taxes which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At the date of adoption and as of March 31, 2010, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of March 31, 2010, the Company has no interest or penalties related to uncertain tax positions.

Subsequent Events

Management has evaluated subsequent events, as defined by ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on May 21, 2010.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at March 31, 2010 consist of the following:

Furniture and fixtures	$ 245,506
Computers and equipment	360,646
Vehicle	60,990
Leasehold improvements	46,847
	713,989
Less: accumulated depreciation	(466,556)
	$ 247,433

NOTE 4 – NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required, under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2010, the Company had net capital, as defined, of $628,361, which is $528,361 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 0.69 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of March 31, 2010, are as follows:

Accounts payable	$	26,792
Outside service fees		17,000
Accrued vacation and incentive compensation		6,291
	$	50,083

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at March 31, 2010, are as follows:

Notes payable to LaVern Punke, related party Maturity date - March 31, 2011; interest rate 8%	$	125,000
Interest paid on related party note	$	10,000

Financial Industry Regulatory Authority regulations cover subordinated borrowings. Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule provides adding subordinated liabilities back to stockholder's equity and exclusion from aggregate indebtedness, in computation of net capital. To the extent they are required to maintain continued compliance with minimum net capital requirements, the borrowings may not be repaid.

NOTE 7 – INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax assets:		
Accruals and other	$	35,900
Deferred tax liabilities:		
Depreciation		15,200
Net deferred tax assets		20,700
Valuation allowance deferred tax assets		(20,700)
Net deferred tax assets	$	-

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2002. During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

NOTE 7 – INCOME TAXES (continued)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by $111,000 from March 31, 2009. At March 31, 2010, there was no federal and California net operating loss carry-forwards.

The effective tax rate varied from the federal statutory rate of 34% for the year ended March 31, 2010 primarily as a result of non deductible meals and entertainment expenses, interest income, and the valuation allowance.

The Company is a party to a tax sharing agreement with its parent corporation, KND Holdings, Inc. ("Holdings") and together files a consolidated tax return. The Company based the income tax provision at March 31, 2010 on amounts the Company would have paid if it filed a separate return.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its current office space under an operating lease with a related party that expires May 31, 2014.

At March 31, 2010, the annual future minimum lease payments under operating leases are as follows:

Year Ended March 31:	
2011	$ 223,492
2012	223,492
2013	223,492
2014	223,492
2015	37,248
Total minimum lease payments	$ 931,216

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company and other affiliated entities provide administrative services and funding for operational expenses to each other. Neither collection nor payment is expected and therefore the shortfall or overpayment of these services is included in operating expenses. Treatment of these transactions is consistent with prior years. No amounts were owed at March 31, 2010.

During 2008, Holdings entered into a closing agreement with the IRS, to settle questions concerning structuring, issuance and sale of certain municipal obligations which created the Assets. The Company is party to the agreement, which satisfied claims of the IRS against twenty issuers, various attorneys, financial advisors and the Company, relating to twenty six separate but similar transactions. Such agreement called for an immediate payment of $4,000,000, followed by installment payments over three years, beginning in 2009, totaling $1,000,000 from Holdings, which holds the Assets. As of March 31, 2010, no payments have been made by the Company on behalf of Holdings.

At March 31, 2010, accounts payable to related parties was $214,948.

SUPPLEMENTAL INFORMATION

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2010

NET CAPITAL	
Total stockholder's equity	$ 773,439
Subordinated liabilities	125,000
	898,439
Deductions:	
Furniture, equipment and leasehold improvements, net	247,433
Other deposits	18,624
Prepaid expenses	3,821
Other	200
Total deductions	270,078
Net capital before haircuts on securities positions	628,361
Haircuts on securities	-
Net capital	628,361
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 528,361
AGGREGATE INDEBTEDNESS	
Total liabilities excluding subordinated loans and liabilities secured by assets	$ 433,831
Total aggregate indebtedness	$ 433,831
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.69 to 1

Note: There are no differences between net capital as reported above and net capital reported on Form FOCUS A-15A-5 Part IIA as of March 31, 2010.

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2010

A computation of reserve requirement is not applicable to Kinsell, Newcomb & De Dios, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2010

Information relating to possession or control requirements is not applicable to Kinsell, Newcomb & De Dios, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

In planning and performing our audit of the Kinsell, Newcomb & De Dios, Inc. ("Company") statement of financial condition as of March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

It is important that you be aware that as a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, we did not identify this as a significant deficiency based on the mitigating controls that the Company has in place.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of March 31, 2010, and this report does not affect our report thereon dated May 21, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

At March 31, 2010, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with during the year ended March 31, 2010.

This report is intended solely for the information and use of the Board of Directors, Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
May 21, 2010

PKF
Certified Public Accountants
A Professional Corporation